SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PORTER BANCORP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

736233 10 7

(CUSIP Number)

Maria L. Bouvette
c/o Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223
(502) 499-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Cynthia W. Young
Wyatt, Tarrant & Combs, LLP
Suite 2800
500 W. Jefferson Street
Louisville, Kentucky 40202
Telephone (502) 589-5235
May 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 736233 10 7	13D/A	(page 2 of 6)

1	NAME OF REPORTING PERSON

J. Chester Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 736233 10 7	13D/A	(page 3 of 6)

1	NAME OF REPORTING PERSON

Maria L. Bouvette
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

2,858,128
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

2,858,128
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,858,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%*
14	TYPE OF REPORTING PERSON

IN

*The percentage of class is based on the number of outstanding shares of common stock as of October 31, 2014 as reported in the Issuer's quarterly report on Form 10-Q.

CUSIP No. 736233 10 7	13D/A	(page 4 of 6)

Explanatory Note

    This amendment to Schedule 13D amends the disclosures in the text of Items 4, 5 and 6 to update information about the Reporting Persons and their share ownership and to disclose the termination of all arrangements between them with respect to shares of the Issuer's stock.  This amendment constitutes an exit filing for Mr. Porter.

ITEM 4. PURPOSE OF TRANSACTION.

As a result of Mr. Porter's death on May 19, 2014, Mr. Porter's estate became the owner of 3,198,405 shares, representing 24.4% of the Issuer's outstanding common stock. The executrix of the estate has sole power to vote and dispose of such shares.

Neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a-b)	Ms. Bouvette is the beneficial owner of 2,858,128 shares, representing 21.8% of the Issuer’s outstanding common stock. Ms. Bouvette has sole power to vote and dispose of her shares.

(c)	Not applicable.

CUSIP No. 736233 10 7	13D/A	(page 5 of 6)

(d)	Not applicable.

(e)	Mr. Porter ceased to be the beneficial owner of more than 5% of the Issuer's outstanding common stock on May 19, 2014.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, and between the Reporting Persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 736233 10 7	13D/A	(page 6 of 6)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: November 17, 2014
By:	/s/ Maria L. Bouvette
Name:	Maria L. Bouvette

Estate of J. Chester Porter

By:	/s/ Betty Porter
Name:	Betty Porter, Executrix of Estate of J. Chester Porter